SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 2008

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

April 8, 2008

Comisión Nacional Supervisora
de Empresas y Valores
CONASEV

Reference: Material Event

Dear Sirs:

Our company, Credicorp Ltd. (NYSE: BAP) in accordance with article 28 of the Peruvian Capital Markets Law and the CONASEV Resolution for Material Events and Reserved Information and Other Communications N° 107-2002-EF/94.10.0 as modified by CONASEV Resolution number 009-2003-EF/94.10, hereby notify you of the following “Material Event”:

In the Annual Shareholder’s Meeting, held on March 28, 2008 the following agreements were approved with the required quorum being represented:

1.	The 2007 Annual Report

2.
The consolidated financial statements, including the Balance Sheet and the Profit and Loss Statement for the year ended on December 31, 2007, in addition to the Report of the external auditors, Medina, Zaldívar, Paredes y Asociados a member firm of Ernst & Young.

3.
The designation of the following company´s directors for a three year period, until 2011: Mr. Dionisio Romero Seminario, Raimundo Morales Dasso, Reynaldo Llosa Barber, Fernando Fort Marie, Juan Carlos Verme Giannoni, Luis Enrique Yarur Rey, Felipe Ortiz de Zevallos Madueño and Germán Suárez Chávez.

4.	No remuneration for the company’s directors.

With our letter dated February 28t, 2008, as Material Event, we informed you that the Board of Directors of Credicorp, according to the faculties established in the By-law of the company, approved in its session held on February 27, 2008, the distribution of 2007 earnings and the total amount of cash dividend with its corresponding record date and payable date.

In that opportunity, we also included a copy of the Annual Report and the Report of the external auditors for the year 2007, as well as the Additional Information Document, according to CONASEV establish procedures.  These documents have not been modified.

On the other hand, at the Board of Directors session held on March 28 2008 along with the Annual Shareholder’s Meeting the following agreements were approved:

1.	The election of Mr. Dionisio Romero Seminario as the President of the Board of Directors , and Mr. Raimundo Morales Dasso as the Vice-President of the Board of Directors.
2.
The designation of the following persons to be part of the audit committee: Mr. Benedicto Cigueñas Guevara as President, Mr. Luis Nicolini Bernucci as Vicepresident and Mr. Reynaldo Llosa Barber and Mr. Germán Suárez Chávez as Directors.

3.
The Designation of the following company executives: Mr. Dionisio Romero Seminario as Chief Executive Officer , Mr. Walter Bayly Llona as Chief Operating Officer, Mr. Jose Luis Gagliardi Wakeham as Senior Vice President Administration and Human Resources , Mr. Alvaro Correa Malachowski as Chief Financial and Accounting Officer and Mr. David Saettone Watmough as Senior Vice President Insurance.

Sincerely,

Fernando Palao
CREDICORP LTD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDICORP LTD.

Date: April 8, 2008	By:	/s/ Guillermo Castillo
Guillermo Castillo
Authorized Representative

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.